SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(D)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

                  For the fiscal year ended December 31, 1999

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

                For the transition period from ______ to ______

                        Commission file number 000-23596


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            C-Cube Microsystems Employee Savings and Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            C-Cube Microsystems Inc.
            1778 McCarthy Blvd
            Milpitas, CA 95035

                          C-CUBE MICROSYSTEMS EMPLOYEE

                           SAVINGS AND INVESTMENT PLAN

                              Financial Statements

                     Years Ended December 31, 1999 and 1998

                       And Independent Accountants' Report

                          C-CUBE MICROSYSTEMS EMPLOYEE

                           SAVINGS AND INVESTMENT PLAN

                            Financial Statements and
                              Supplemental Schedule

                     Years ended December 31, 1999 and 1998

                                TABLE OF CONTENTS

Independent Accountants' Report............................................1 - 2

Financial Statements:

     Statements of Net Assets Available for Benefits...........................3
     Statements of Changes in Net Assets Available for Benefits................4
     Notes to Financial Statements.............................................5

Supplemental Schedule as of and for the year ended December 31, 1999:

     Schedule of Assets Held for Investment Purposes..........................11

To the Participants and
Plan Administrator of the
C-Cube Microsystems Employee Savings
and Investment Plan

                         INDEPENDENT ACCOUNTANTS' REPORT
                         -------------------------------

         We have audited the financial statements and supplemental schedule of C-Cube Microsystems Employee Savings and Investment Plan (the Plan) as of December 31, 1999, and for the year then ended, as listed in the accompanying table of contents. These financial statements and the supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements and supplemental schedules of the Plan as of and for the year ended December 31, 1998 and in their report dated July 8, 1999, they expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

         Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                    /s/ MOHLER, NIXON & WILLIAMS
                                                    Accountancy Corporation

Campbell, California
June 1, 2000

16

                      C-CUBE MICROSYSTEMS EMPLOYEE SAVINGS

                               AND INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                              December 31,
                                                    -------------------------------
                                                        1999               1998
                                                    -------------      ------------
  Investments, at fair value                        $ 38,478,765       $ 24,373,630
                                                    -------------      ------------

        Assets held for investment purposes           38,478,765         24,373,630

  Participants' contributions receivable                 143,687              2,376
  Other receivables                                        3,872             15,334
                                                    -------------      ------------

        Net assets available for benefits           $ 38,626,324       $ 24,391,340
                                                    =============      ============





                     See independent accountants' report and
                   accompanying notes to financial statements.

                          C-CUBE MICROSYSTEMS EMPLOYEE

                           SAVINGS AND INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                For the years ended
                                                                    December 31,
                                                         -------------------------------
                                                              1999              1998
                                                         -------------      ------------
Additions to net assets attributed to:
     Investment income:
         Dividends and interest                          $    185,444       $  1,229,419
         Net realized and unrealized appreciation
            in fair value of investments                    9,162,528          2,126,825
                                                         -------------      ------------
                                                            9,347,972          3,356,244
                                                         -------------      ------------
     Contributions:
         Participants'                                      7,338,198          6,119,641
                                                         -------------      ------------
            Total additions                                16,686,170          9,475,885
                                                         -------------      ------------

Deductions from net assets attributed to:
     Withdrawals and distributions                          2,438,766            934,781
     Administrative expenses                                   12,420             21,316
                                                         -------------      ------------
            Total deductions                                2,451,186            956,097
                                                         -------------      ------------
         Net increase                                      14,234,984          8,519,788
         Net assets available for benefits:
            Beginning of year                              24,391,340         15,871,552
                                                         -------------      ------------
            End of year                                  $ 38,626,324       $ 24,391,340
                                                         =============      ============




                     See independent accountants' report and
                   accompanying notes to financial statements.

                          C-CUBE MICROSYSTEMS EMPLOYEE

                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998
                           --------------------------

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES:

         The following description of the C-Cube Microsystems Employee Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan that was established in 1990 by C-Cube Microsystems, Inc. (the Company) to provide benefits to eligible employees. Effective January 1, 1999, the Plan covers all employees of the Company except leased employees, nonresident aliens receiving no U.S. source income and employees covered by a collective bargaining agreement.

         The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

ADMINISTRATION -

         The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. The Company has contracted with The Charles Schwab Trust Company (Charles Schwab) to act as the trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

BASIS OF ACCOUNTING -

         The financial statements of the Plan are prepared on the accrual method of accounting. Participant contributions are recorded in the period during which the Company withholds payroll deductions from participant's earnings. Benefits are recorded when paid.

RECLASSIFICATIONS -

         Certain reclassifications were made in the 1998 financial statements to conform with the 1999 presentation.

INVESTMENTS -

         Investments of the Plan are held by Charles Schwab and invested based solely upon instructions received from participants.

         The Plan's investment in mutual funds common stocks, options, and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

CASH AND CASH EQUIVALENTS -

         All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

INCOME TAXES -

         The Plan has been amended since receiving a favorable determination letter dated August 6, 1998. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes and that the Trust, which forms a part of the Plan, is intended to be exempt from federal income and state taxes.

ESTIMATES -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES -

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NEW ACCOUNTING PRONOUNCEMENT -

         In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
(SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." This SOP eliminates the previous requirement for a defined contribution plan to disclose participant-directed investment programs by fund. The Plan has adopted SOP 99-3 in its financial statements for the years ended December 31, 1999 and 1998.

NOTE 2 - RELATED PARTY TRANSACTIONS:

         Certain Plan investments in mutual funds are managed by the Plan custodian Charles Schwab. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA Regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 - PARTICIPATION AND BENEFITS:

PARTICIPANT CONTRIBUTIONS -

         Participants may elect to have the Company contribute a percentage, from 1% to 20%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their eligible compensation to the Plan agree to accept an equivalent reduction in current taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in 5% increments.

         Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

EMPLOYER CONTRIBUTIONS -

         The Plan allows for a discretionary employer matching percentage or amount, to be determined quarterly by the Company. No discretionary contributions have been made for the years ended December 31, 1999 and 1998.

PARTICIPANT ACCOUNTS -

         Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's matching contribution, if any. Allocation of the Company's contributions is based on participant contributions or regular compensation, as defined in the Plan.

PAYMENT OF BENEFITS -

         Upon termination, the participant or his or her beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's interest in his or her account. The Plan allows for automatic lump sum distribution of participant account balances which do not exceed $5,000.

LOANS TO PARTICIPANTS -

         The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000, reduced by the highest outstanding loan balance from the Plan during the previous 12 months, if any, or 50% of their account balance, as more specifically defined in the Plan. The loans are secured by the participant's account balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is fifteen years. The specific terms and conditions of such loans are established by the Committee from time to time. Outstanding loans at December 31, 1999 carry interest rates, which range from 9.25% to 10.25%.

VESTING -

         Participants are fully vested in their salary deferral, rollover contributions and related earnings.

NOTE 7 - INVESTMENTS

The following table includes the fair market values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                             1999             1998
                                                         -----------      -----------
     Schwab Institutional Advantage                      $ 3,204,969      $ 2,142,228
     American Century Intermediate
        Term Treasury Fund                                   651,533          653,927
     American Century International Growth Fund            3,591,484        2,082,467
     Dreyfus S&P 500 Index                                 1,494,193            --
     Founders Balanced Fund                                1,538,491        1,992,201
     Harbor Capital Appreciation                           5,280,080        1,767,527
     Janus Fund                                            4,468,114        3,450,550
     Managers Income Equity Fund                           1,088,881        1,194,539
     Managers Special Equity                               1,069,228          318,861
     Neuberger & Berman Genesis                            2,762,922        3,326,016
     RS Value Plus Growth Fund                             5,657,448        4,176,393
     C-Cube Microsystems Stock                             2,898,360          906,979
     Personal Choice Retirement                            4,334,724        1,911,086
     Cash                                                     55,382            --
     Loan Fund                                               382,956          450,856
                                                         -----------       ----------

     Assets held for investment purposes                 $38,478,765      $24,373,630
                                                         ===========      ===========


         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                       Years ended December 31,
                                    -----------------------------
                                        1999              1998
                                    -----------       -----------
         Common Stock               $ 1,644,896       $   386,399
         Mutual Funds                 7,517,632         1,740,426
                                    -----------       -----------

                                    $ 9,162,528       $ 2,126,825
                                    ===========       ===========

NOTE 8 - PARTY-IN-INTEREST TRANSACTIONS:

         As allowed under the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1999 and 1998 was as follows:


    Date     Number of shares       Fair value           Cost
    ----     ----------------       ----------       -----------
    1999           46,560           $2,898,360       $ 1,291,776
    1998           33,437              906,979           743,069


NOTE 9 - PLAN TERMINATION AND/OR MODIFICATION:

         The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 10 - SUBSEQUENT EVENT:

         In May 2000, the Company spun off it's Semiconductor business, and the remaining entity, which consisted of the DiviCom business, was subsequently acquired by Harmonic Inc. The Semiconductor business became a separate company and formed a new plan for its employees; their account balances and the related assets were transferred into the new plan in June 2000.

                      C-CUBE MICROSYSTEMS EMPLOYEE SAVINGS

                               AND INVESTMENT PLAN

                              SUPPLEMENTAL SCHEDULE

                                DECEMBER 31, 1999

                      C-CUBE MICROSYSTEMS EMPLOYEE SAVINGS

                               AND INVESTMENT PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                December 31, 1999
                                -----------------


  Identity of issue, borrower,         Description of investment including maturity date,         Current
    lessor or similar party            rate of interest, collateral, par or maturity value.        value
--------------------------------       ----------------------------------------------------     ----------
The Charles Schwab Trust Company*      Schwab Instiutional Advantage                           $ 3,204,969
The Charles Schwab Trust Company       American Century Intermediate Term Treasury Fund            651,533
The Charles Schwab Trust Company       American Century International Growth Fund                3,591,484
The Charles Schwab Trust Company       Dreyfus S&P 500 Index                                     1,494,193
The Charles Schwab Trust Company       Founders Balanced Fund                                    1,538,491
The Charles Schwab Trust Company       Harbor Capital Appreciation                               5,280,080
The Charles Schwab Trust Company       Janus Fund                                                4,468,114
The Charles Schwab Trust Company       Managers Income Equity Fund                               1,088,881
The Charles Schwab Trust Company       Managers Special Equity                                   1,069,228
The Charles Schwab Trust Company       Neuberger & Berman Genesis                                2,762,922
The Charles Schwab Trust Company       RS Value Plus Growth Fund                                 5,657,448
The Charles Schwab Trust Company       C-Cube Microsystems Stock                                 2,898,360
The Charles Schwab Trust Company       Cash                                                         55,382
The Charles Schwab Trust Company*      Loan Fund                                                   382,956
The Charles Schwab Trust Company       Schwab Money Market Fund                                    790,429
The Charles Schwab Trust Company       A T & T Corpoation                                           10,163
The Charles Schwab Trust Company       Acclaim Entmt Inc.                                            2,563
The Charles Schwab Trust Company       Adobe Sys Inc                                                13,450
The Charles Schwab Trust Company       Aironet Wireless Communication                               50,086
The Charles Schwab Trust Company       Alaska Communs Sys Group                                      7,425
The Charles Schwab Trust Company       Alpha Inds Inc.                                               5,158
The Charles Schwab Trust Company       Altera Corporation                                           12,391
The Charles Schwab Trust Company       Amazon Com Inc                                               32,734
The Charles Schwab Trust Company       America Online Delaware                                     150,991
The Charles Schwab Trust Company       Amgen Inc                                                    12,013
The Charles Schwab Trust Company       Analog Devices                                               12,555
The Charles Schwab Trust Company       Applied Materials                                            10,135
The Charles Schwab Trust Company       At Home Corp Cl A                                            10,719
The Charles Schwab Trust Company       Barnes & Noble                                                1,238
The Charles Schwab Trust Company       Broadcom Corp                                                26,965
The Charles Schwab Trust Company       Broadvision Inc                                              11,904
The Charles Schwab Trust Company       Cadence Design Sys Inc                                      120,000
The Charles Schwab Trust Company       Cathyaonline Inc                                              2,688
The Charles Schwab Trust Company       Centerspan Communs Corp                                     129,500
The Charles Schwab Trust Company       Charles Schwab Corpoation                                     7,956
The Charles Schwab Trust Company       Ciena Corp                                                    7,188
The Charles Schwab Trust Company       Circuit City Stores Inc                                      18,025
The Charles Schwab Trust Company       Cisco Sys Inc                                               305,842
The Charles Schwab Trust Company       Coca-Cola Company                                            14,563
The Charles Schwab Trust Company       Conexant Sys Inc                                              8,430
The Charles Schwab Trust Company       Copper Mtn Networks                                           4,875
The Charles Schwab Trust Company       Corning Inc                                                  12,894
The Charles Schwab Trust Company       Corsair Comm Inc                                             10,563
The Charles Schwab Trust Company       Costco Whsl Corp New                                          4,563
The Charles Schwab Trust Company       Cyberian Outpost Inc                                            994
The Charles Schwab Trust Company       Data Broadcasting Corp                                        4,950
The Charles Schwab Trust Company       Dell Computer Corporation                                    29,529
The Charles Schwab Trust Company       E M C Corp Massachussets                                     41,406
The Charles Schwab Trust Company       E Net Inc                                                    11,194
The Charles Schwab Trust Company       E-Tek Dynamics Inc                                           20,194
The Charles Schwab Trust Company       Echostar Commun CL A                                         29,250
The Charles Schwab Trust Company       ESS Technology                                              153,094
The Charles Schwab Trust Company       Exodus Communication Inc                                      8,881
The Charles Schwab Trust Company       Fletcher Challenge LTD Spons ADR                                656
The Charles Schwab Trust Company       FPA Medical Management Inc                                       56
The Charles Schwab Trust Company       Freddie Mac Voting SHS                                       11,766
The Charles Schwab Trust Company       Gemstar Intl Group LTD                                       14,250
The Charles Schwab Trust Company       General Electric Company                                      3,879
The Charles Schwab Trust Company       Geron Corp                                                    6,313
The Charles Schwab Trust Company       Gillette Co                                                     618
The Charles Schwab Trust Company       Global Crossing LTD                                          30,000
The Charles Schwab Trust Company       Globalstar Telecom ORD                                       29,480
The Charles Schwab Trust Company       GO.Com                                                       10,925
The Charles Schwab Trust Company       Harmonic Inc                                                 18,988
The Charles Schwab Trust Company       Hewlett Packard Co                                            8,531
The Charles Schwab Trust Company       Hilton Hotels Corp                                              794
The Charles Schwab Trust Company       HMT Technologies Corp                                        40,000
The Charles Schwab Trust Company       Humana Inc                                                   22,106
The Charles Schwab Trust Company       Ibasis Inc                                                    8,625
The Charles Schwab Trust Company       Info Architects Corp                                         10,250
The Charles Schwab Trust Company       Inktomi Corp                                                 71,000
The Charles Schwab Trust Company       Intel Corporation                                           151,228
The Charles Schwab Trust Company       Interdigital Communications Corp                             15,000
The Charles Schwab Trust Company       International Business Machines                              17,327
The Charles Schwab Trust Company       Internet Capital Group                                       16,320
The Charles Schwab Trust Company       Intuit                                                        3,596
The Charles Schwab Trust Company       Iridium World Communications CL A                                90
The Charles Schwab Trust Company       I2 Technologies Inc                                          97,500
The Charles Schwab Trust Company       JDS Uniphase Corp                                            53,556
The Charles Schwab Trust Company       JNI Corp                                                     21,120
The Charles Schwab Trust Company       K Mart Corporation                                            5,031
The Charles Schwab Trust Company       Keynote Systems Inc                                           7,375
The Charles Schwab Trust Company       Knight/Trimark Group INCA                                    19,550
The Charles Schwab Trust Company       Komag                                                         1,563
The Charles Schwab Trust Company       Lockheed Martin Corp                                          8,750
The Charles Schwab Trust Company       Lucent Technologies                                          81,763
The Charles Schwab Trust Company       Mail Com Inc                                                  4,219
The Charles Schwab Trust Company       Mapquest Com Inc                                              1,128
The Charles Schwab Trust Company       Mattel                                                       27,825
The Charles Schwab Trust Company       Maxygen                                                      11,715
The Charles Schwab Trust Company       MCI Worldcom Inc                                              8,915
The Charles Schwab Trust Company       Mediconsult Com Inc                                           1,875
The Charles Schwab Trust Company       Merck & Company                                               4,100
The Charles Schwab Trust Company       Metromedia Fiber Network                                     13,423
The Charles Schwab Trust Company       Microsoft Corporation                                       132,628
The Charles Schwab Trust Company       Motoral Incorporated                                         16,947
The Charles Schwab Trust Company       Networks Associates Inc                                      26,688
The Charles Schwab Trust Company       Nhancement Tech Inc                                           4,813
The Charles Schwab Trust Company       Nokia Corp                                                   76,425
The Charles Schwab Trust Company       Nortel Networks Corp                                         20,200
The Charles Schwab Trust Company       Novell Inc                                                    7,988
The Charles Schwab Trust Company       Novem Pharmaceuticals Inc                                     3,444
The Charles Schwab Trust Company       NVIDIA Corp                                                  38,489
The Charles Schwab Trust Company       Oak Technolgoy Inc                                          105,511
The Charles Schwab Trust Company       PMC-Sierra Inc                                               12,023
The Charles Schwab Trust Company       Qualcomm                                                     52,133
The Charles Schwab Trust Company       Qest Communs Intl Inc                                         9,890
The Charles Schwab Trust Company       R S A Sec Inc                                                23,250
The Charles Schwab Trust Company       RF Micro Devices Inc                                         13,688
The Charles Schwab Trust Company       Rite Aid Corporation                                         11,125
The Charles Schwab Trust Company       S D L                                                        10,900
The Charles Schwab Trust Company       Santa Cruz Operation Inc                                      6,075
The Charles Schwab Trust Company       Secure Computing Corp                                         3,015
The Charles Schwab Trust Company       Starbase Corp New                                             1,531
The Charles Schwab Trust Company       Sun Microsystems                                             48,011
The Charles Schwab Trust Company       S3 Inc                                                        4,625
The Charles Schwab Trust Company       Taiwan Semiconductor MFG CO ADR                               1,620
The Charles Schwab Trust Company       Texas Instruments                                             4,831
The Charles Schwab Trust Company       TIBCO Software Inc                                           61,200
The Charles Schwab Trust Company       Time Warner Inc                                              14,463
The Charles Schwab Trust Company       Tracker Corp Amer                                             1,665
The Charles Schwab Trust Company       Valence Technology Inc                                       19,000
The Charles Schwab Trust Company       Vertex Pharmaceuticals                                        7,000
The Charles Schwab Trust Company       Visx Inc Del                                                 12,938
The Charles Schwab Trust Company       Wegener Corp                                                  1,503
The Charles Schwab Trust Company       Western Digital Corp                                          4,188
The Charles Schwab Trust Company       Wind River Systems                                            3,663
The Charles Schwab Trust Company       Xerox Corp                                                    9,075
The Charles Schwab Trust Company       3Com Corporation                                             18,800
The Charles Schwab Trust Company       Baron Small CAP FD                                          104,026
The Charles Schwab Trust Company       DFA Emerging Markets Portfolio                                6,747
The Charles Schwab Trust Company       DFA Intl High Book-To-MKT Portfolio                          24,828
The Charles Schwab Trust Company       DFA Intl Small Co Portfolio Fund                              8,927
The Charles Schwab Trust Company       DFA U S 9-10 Small Company                                   15,536
The Charles Schwab Trust Company       Janus Twenty Price                                           18,974
The Charles Schwab Trust Company       Janus Worldwide Fund                                         20,130
The Charles Schwab Trust Company       Montgomery Intl Growth Fd                                     4,634
The Charles Schwab Trust Company       Munder Netnet FD CL A                                         1,838
The Charles Schwab Trust Company       Rainier Cor Equity Portfolio                                 96,255
The Charles Schwab Trust Company       Rainier Small/Mid-Capital Equity                             77,833
The Charles Schwab Trust Company       RWB/DFA US High Book to Market Portfolio                     26,484
The Charles Schwab Trust Company*      Schwab Analytics Fund                                         8,174
The Charles Schwab Trust Company*      Schwab S & P 500 Investors Shares                            42,959
The Charles Schwab Trust Company       Scudder Pac Opp Fund                                          1,438
The Charles Schwab Trust Company       Strong Schafer Value Fund                                     1,789
The Charles Schwab Trust Company       Vanguard Growth & Income                                      6,298
The Charles Schwab Trust Company       Vanguard Growth Index Fund                                    6,800
The Charles Schwab Trust Company       Vanguard Health Care Fund                                     5,145
The Charles Schwab Trust Company       Vanguard Index Trust 500 Portfolio                           19,590
The Charles Schwab Trust Company       Vanguard Intl Growth Portfolio                               41,472
The Charles Schwab Trust Company       Warburg Pincus Japan Growth FD Inc                            6,508
The Charles Schwab Trust Company       Warburg Pincus Japan Small Company                            2,552
The Charles Schwab Trust Company       Nasdaq 100 Shares                                             3,655
The Charles Schwab Trust Company*      Cash                                                         24,083
                                                                                               -----------
Total assets held for investment purposes                                                      $38,478,765
                                                                                               ===========

*Parties-in-interest


                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the C-Cube Microsystems Employee Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           C-Cube Microsystems Employee
                                           Savings and Investment Plan
                                           ----------------------------
                                                  (name of plan)

Date:  June 19, 2000                       By:  /s/ Fred Brown
       -------------                       ---------------------------
                                                   (signature)

                                           Name: Fred Brown
                                           Title: Senior Vice President of
                                           Worldwide Sales
                                           C-Cube Microsystems Inc. on behalf of
                                           the plan administrator of the C-Cube
                                           Microsystems Employee Savings and
                                           Investment Plan

Exhibit 1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

         We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-59483 and No. 333-75755) of C-Cube Microsystems Inc. of our report dated June 1, 2000, with respect to the financial statements and schedule of the C-Cube Microsystems Employee Savings & Investment Plan included in this Annual Report Form 11-K for the year ended December 31, 1999.


                                                   /s/ MOHLER, NIXON & WILLIAMS
                                                   Accountancy Corporation

Campbell, California
June 19, 2000